Lawrence S. Elbaum lelbaum@velaw.com

Tel +1.212.237.0084 Fax +1.917.849.5379

June 4, 2020

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	First United Corporation DEFA14A filed by First United Corporation Filed June 2, 2020 File No. 000-14237

Mr. Panos:

Set forth below is the response of First United Corporation (the “Corporation”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated June 2, 2020, with respect to its letter to shareholders, filed under cover of Schedule 14A with the Commission on June 2, 2020, File No. 000-14237, (the “Letter to Shareholders”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text. Unless otherwise specified, all capitalized terms used but not defined herein have the same meanings as in the Letter to Shareholders.

Notwithstanding the fact the registrant purportedly is sending a letter advising shareholders of the change in the location and format of the annual meeting, the definitive proxy statement filed on April 17, 2020 represented a different location and format. To the extent the location and format published in the definitive proxy statement is considered a material fact, the definitive proxy statement needs to be amended in order to reflect this change and ensure compliance with Rule 14a-9. The cover page of any supplement to the definitive proxy statement should be designated as “Amendment No. 1” and the box referring to the “Definitive Proxy Statement” should be checked. In addition, the EDGAR header tag “DEFR14A” should be used. See 17 CFR §232.301 within Regulation S-T.

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Securities and Exchange Commission June 4, 2020 Page 2

RESPONSE: The Corporation respectfully advises the Staff that it filed the Letter to Shareholders in reliance on the Staff’s guidance for conducting shareholder meetings in light of COVID-19 concerns, issued on April 7, 2020 (the “April Guidance”). The Corporation did not file materials consistent with the April Guidance prior to June 2, 2020 because the Corporation is a Maryland corporation, and the State of Maryland did not disclose the position it would take on the matter of public gatherings in June 2020 until May 27, 2020.

On May 27, 2020, the Governor of the State of Maryland issued Executive Order Number 20-05-27-01 (the “Executive Order”), prohibiting, among other things, gatherings and events of more than ten people at all locations and venues in Maryland until after termination of the state of emergency and the proclamation of the catastrophic health emergency has been rescinded. In response to this information, the Corporation proceeded with changing the format of the Annual Meeting to a virtual-only meeting and, consistent with the Corporation’s interpretation of the April Guidance, publicly announced this change in the Letter to Shareholders four business days following the Executive Order.

In addition, the Corporation’s definitive proxy statement, filed with the Commission on April 17, 2020 (the “Definitive Proxy Statement”) contemplates the possibility that the Annual Meeting would be held by means of remote communication and provides the methods by which an announcement of this change would be made. It has also elected to mail the Letter to Shareholders to its security holders as of the record date of the Annual Meeting. The Corporation is highly confident that it has provided notice sufficiently in advance of the Annual Meeting and that such security holders have been noticed of the change in location of the Annual Meeting in a timely manner. As a result, the Corporation does not believe that the Definitive Proxy Statement needs to be amended in order to reflect the change to the Annual Meeting that was described in the Letter to Shareholders.

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Securities and Exchange Commission June 4, 2020 Page 3

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum